Unico American Corporation
                             23251 Mulholland Drive
                      Woodland Hills, California 91364-2732
                        (818) 591-9800 FAX (818) 591-9822



VIA EDGAR

July 31, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549


Re:            Unico American Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2005 File No. 000-03978

Dear Mr. Rosenberg:

Set forth below are the responses of Unico American Corporation (the "Company") to the comments contained in your letter of June 22, 2006, addressed to Mr. Erwin Cheldin, President and Chief Executive Officer of the Company. We appreciate that the nature of your review of our filing was to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filing. For the convenience of the reader, each response, which is in disclosure-type format, is preceded by the comment to which it is responding.

                                   * * * * * *

                                   SEC Comment
                                   -----------

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
 Operations. page 16
 -------------------

Significant Accounting Policies. Page 30
----------------------------------------

Losses and Loss Adjustment Expense. page 30
-------------------------------------------

     1. We believe your disclosure regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's process for establishing the estimate, 2) the reasons for changes in the historical estimate,
          3) whether and to what extent management has adjusted their assumptions used in the most recent estimate for trends or other factors identified from past experience, and 4) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep this objective in mind in providing us your responses to comments listed below. Your response should be in disclosure-type format. Please also consider providing any additional information, in disclosure-type format, to achieve this objective.

                                  SEC Comment
                                  -----------

     o Please disclose the amount of the reserve for loss and loss adjustment expense for each year presented. Because IBNR reserve estimates are more imprecise, please disclose these amounts separately from case reserves.

                                Company Response
                                ----------------

In future filings, we will enhance the document by adding a disclosure similar to the following:

The Company's loss and loss adjustment expense reserves are as follows:

                                             Year ended December 31
                                             ----------------------
                                    2005              2004              2003
                                    ----              ----              ----
Direct reserves
   Case reserves                $23,114,548       $19,699,000       $24,699,090
   IBNR reserves                 78,800,000        67,770,000        53,440,000
                                -----------        ----------        ----------
     Total direct reserves      101,914,548        87,469,000        78,139,090
                                ===========        ==========        ==========

Reserves net of reinsurance
   Case reserves                 19,135,467        17,879,989        21,543,861
   IBNR reserves                 57,100,000        49,470,000        37,340,000
                                 ----------        ----------        ----------
     Total net reserves         $76,235,467       $67,349,989       $58,883,861
                                 ==========        ==========        ==========


                                   SEC Comment
                                   -----------

     o We are aware that there are different methodologies for the short-tail vs. long-tail business. As it appears that you have short-tail and long-tail contracts grouped within your commercial multiple peril business line, please provide a description of the methodology used by tail in addition to your current disclosures. In addition please disclose the following:


          1) Please disclose your process for calculating the IBNR reserve. It is our understanding that companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

          2) Please describe the nature and frequency of your procedures for determining management's best estimate of loss reserves on both an annual and interim reporting basis.

                                Company Response
                                ----------------

In future filings, we will enhance the document by adding a disclosure similar to the following:

Some lines of insurance are commonly referred to as "long-tail" lines because of the extended time required before claims are ultimately settled. Lines of insurance in which claims are settled relatively quickly are called "short-tail" lines. It is generally more difficult to estimate loss reserves for long-tail lines because of the long period that elapses between the occurrence of a claim and its final disposition, and the difficulty of estimating the settlement value of the claim. The Company's short-tail lines consist of its property coverages and its long-tail lines consist of its liability coverages. However, compared to other "long-tail" liability lines that are not underwritten by the Company, such as workers' compensation, professional liability, umbrella liability, and medical malpractice, the Company's liability claims tend to be settled relatively quicker.

The Company's consolidated financial statements include estimated reserves for unpaid losses and related loss adjustment expenses of the insurance company operation. The Company sets loss and loss adjustment expense reserves at each balance sheet date, at management's best estimate of the ultimate payments that it anticipates will be made to settle all losses incurred and all related loss adjustment expenses incurred as of that date, for both reported and unreported claims.

The accurate establishment of loss reserves is a difficult process as there are many factors that can ultimately affect the final settlement of a claim and, therefore, the reserve that is needed. Estimates are based on a variety of industry data and on the Company's current and historical accident year claims data, including but not limited to reported claim counts, open claim counts, closed claim counts, closed claim counts with payments, paid losses, paid loss adjustment expenses, case loss reserves, case loss adjustment expense reserves, earned premiums and policy exposures, salvage and subrogation, and unallocated loss adjustment expenses paid. Many other factors including changes in reinsurance, changes in pricing, changes in policy forms and coverage, changes in underwriting and risk selection, and legislative changes are also taken into account. The information that management uses to arrive at its best reserve estimate comes from many sources within the Company, including its accounting, legal, claims, and underwriting departments. Informed managerial judgment is applied throughout the reserving process.

The Company utilizes several standard actuarial methods in estimating its claims liability. Standard methods include loss development methods and Bornhuetter-Ferguson methods, both of which can be applied to paid claims costs, reported incurred (paid plus case reserve) claims costs, and/or claim counts. These methodologies do not vary by tail length; however, certain parameters do vary. In particular, loss development factors for (short-tail) property claims are different than for (long-tail) liability claims. When utilizing loss development methods, IBNR reserves are determined by subtracting paid losses and expenses and case reserves on losses and expenses from the calculated ultimate claims cost. Bornhuetter-Ferguson methods calculate IBNR reserves directly, not total ultimate claims costs.

At the end of each fiscal quarter, the Company's reserves are re-evaluated for each accident year (i.e., for all claims incurred within each year) by a committee consisting of the Company's president, the Company's chief financial officer, and an independent consulting actuary. In addition to applying the various standard methods to the data, an extensive series of diagnostic tests of the resultant reserve estimates are applied to determine management's best estimate of the unpaid claims liability.

                                   SEC Comment
                                   -----------

     o Recorded loss reserves for property and casualty insurers generally include a provision for uncertainty, when management determines that existing actuarial methodologies and assumptions do not adequately provide for ultimate loss development. Such a provision may be explicit (i.e. represented by the excess of recorded reserves over actuarial indications) or implicit in the assumption setting process. So that investors can better understand the inherent uncertainties in your business and degree of conservatism that you have incorporated in your loss reserve estimates, please address as part of your discussion of the loss reserving methodology herein, how you determine the provision for uncertainty.

                                Company Response
                                ----------------

In future filings, we will enhance the document by adding a disclosure similar to the following:

The Company's actuarially based loss reserve methodology does not include an implicit or explicit provision for uncertainty. Insurance claims costs are inherently uncertain. There is not a precise means of quantifying a provision for uncertainty when determining an appropriate liability for unpaid claims costs. Rather, the potential for claims costs being less than estimated and the potential for claims costs being more than estimated are considered when selecting the parameters to be used in the application of the actuarial methods and when testing the estimates for reasonableness. Management believes that its recorded loss reserve makes reasonable provision for its liability for unpaid claims costs.

                                   SEC Comment
                                   -----------

     o It appears that you have significantly revised your estimate of loss reserves recorded in prior years. You state in your disclosures that loss emergence related to prior accident years was favorable due to settlement of claims at lesser amounts than initially reserved, but it is unclear to us the reason(s) for the favorable development. As such identify and describe in reasonable specificity the nature and extent of a) new events that occurred orb) additional experience/information obtained since the last reporting date that led to the change in estimates. Ensure that your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required. Disclose any trends necessary to understand the change in estimate. Please explain the rationale for a change in estimate that does not correlate with trends.

                                Company Response
                                ----------------

In future filings, we will enhance the document by adding a disclosure similar to the following:

As claims costs develop, estimated claims costs for the current development period are replaced by actual claims costs that emerge during that development period. Sometimes the estimates prove to have been too high; sometimes they prove to have been too low. In the case of the Company, the estimates proved to be too high in two of the past three years and too low in one of the past three years. No single year exceeded a variance of more than 5.7% and the average for all three years was less than 1%, as documented in the following table.

                                                                          Calendar Year Ended December 31,
                                                                          --------------------------------
                                                                         2005             2004             2003
                                                                         ----             ----             ----
Net reserves for unpaid losses at beginning of year                  $67,349,989      $58,883,861      $53,596,945
Net increase (decrease) in provision for events of prior years        (3,824,464)        (835,434)       2,751,585
                                                                       ---------       ----------        ---------
Percent of development to beginning reserves                               (5.7%)           (1.4%)            5.1%
                                                                            ====             ====             ====

The differences between actual and expected claims costs are typically not due to one specific factor, but a combination of many factors such as the period of time between the initial occurrence and the final settlement of the claim, current and perceived social and economic inflation, and many other economic, legal, political, and social factors. Because of these and other factors, actual loss and loss adjustment expense payments should be expected to vary, perhaps significantly, from any estimate made prior to the settling of all claims. As stated previously, insurance claims costs are inherently uncertain.

Moreover, unexpected (and sometimes unreasonable) jury, court, or arbitrator verdicts can cause a single claim to have a significant impact on claims costs. The adverse development in 2003 was primarily attributable to one such claim. That claim was a loss in excess of policy limits, arising from a policy issued in 1993. After the appellate court reversed two favorable summary judgments, the claim was resolved through binding arbitration on August 1, 2003, for $4 million. Available reinsurance limits in 1993 were $2,000,000 plus pro-rata loss adjustment expenses. As a result of the binding arbitration decision, in 2003 the Company incurred adverse development on this claim, net of reinsurance, of approximately $2,000,000 or approximately $1,320,000 net of taxes.

                          Supplemental Comment to Staff
                          -----------------------------

The information regarding the above described 1993 claim was fully disclosed in the Company's 2004 and 2003 filings.

                                   SEC Comment
                                   -----------
     o Please identify and describe separately for the short and long tail business the key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:

          1) For each of your key assumptions and for your provision for uncertainty, quantify and explain what caused them to change historically over the periods presented.

          2) Discuss whether and to what extent management has adjusted each of the key assumptions and the provision for uncertainty used in calculating the most recent estimate of the reserve given the historical changes, current trends observed and/or other factors as discussed in 1. above. This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions.

                                Company Response
                                ----------------

In future filings, we will enhance the document by adding a disclosure similar to the following:

The Company's actuarially based loss and loss adjustment expense reserving methodology requires assumptions that can be grouped into two categories: expected losses and expected development patterns. These categories apply to all of its insurance coverages.

Expected losses are determined based on earned premiums. The premium dollar is used to pay claims costs and company expenses. The portion of the premium dollar expected to pay claims is referred to as the expected loss ratio. The expected loss ratio is re-assessed quarterly.

The Company's book of business is segregated into homogeneous categories in order to better quantify the expected development patterns. These categories are defined both by type of business insured and type of coverage, i.e., property coverage or liability coverage. The Company tracks development patterns separately for each of these categories in determining its best estimate. Development patterns are re-assessed quarterly. They do not tend to change materially over time.

Management has not made significant adjustments to these key assumptions for any of the years presented.

                                   SEC Comment
                                   -----------

     o In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format and by tail the effect that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

                                Company Response
                                ----------------

In future filings, we will enhance the document by adding a disclosure similar to the following:

The Company's actuarially based loss reserve methodology provides for management to make its best estimate of the liability for unpaid claims costs at each reporting period. Variability is inherent in establishing loss reserves. The Company's loss reserve methodology does not quantify reasonably likely scenarios due to the complexity and nature of the actuarially based process.

The Company's net loss and loss adjustment expense reserve was $76,235,467 as of December 31, 2005. Due to the inherent uncertainties in estimating the Company's reserves, the actual liability will almost certainly differ from the recorded liability. A small percentage change in reserve estimates of this magnitude may result in a substantial effect on reported earnings. For instance, a 5% change in the December 31, 2005 net unpaid loss and loss adjustment expense reserve would produce a $3,811,773 change to pre-tax earnings. As previously indicated, the percentage of development to beginning reserves was not significant in the years ended December 31, 2005, December 31, 2004, and December 31, 2003. Although two years proved to be too high and one year proved to be too low, no single year exceeded a variance of more than 5.7% and the average for all three years was less than 1%.

                                   SEC Comment
                                   -----------
Reinsurance. page 31
--------------------

     2. Please discuss and quantify in disclosure-type format the effect that your ceded reinsurance activities had on financial position, results of operations, and cash flows for the periods presented. Also discuss changes you have made to your past reinsurance strategies in developing your current strategies and the expected effect that those changes may have on your financial position, results of operations and cash flows. Describe any limitations on your ability to cede future losses on a basis consistent with historical results and their expected effect on financial position, operating results and cash flows. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining limits for specific accident years under existing treaties.

                                Company Response
                                ----------------

In future filings, we will enhance the document by adding a disclosure similar to the following:

The Company's receivable from reinsurers represents an estimate of the amount of our future loss payments that will be recoverable from the Company's reinsurers. These estimates are based upon our estimates of the ultimate losses that the Company expects to incur and the portion of those losses that are expected to be allocable to reinsurers based upon the terms of the reinsurance agreements. Given the uncertainty of the ultimate amounts of our losses, the estimates may vary significantly from the eventual outcome. The Company's estimate of the amounts receivable from reinsurers is regularly reviewed and updated by management as new data becomes available. The Company's assessment of the collectibility of the recorded amounts receivable from reinsurers is based primarily upon public financial statements and rating agency data. Any adjustments necessary are reflected in then current operations. We evaluate each of our ceded reinsurance contracts at their inception to determine if there is sufficient risk transfer to allow the contract to be accounted for as reinsurance under current accounting literature. At December 31, 2005, all such ceded contracts are accounted for as risk transfer reinsurance.

The following tables provide the effect of reinsurance on the Company's financial statements:

The effect of ceded reinsurance on financial position is as follows:

                                                                                   Year ended December 31
                                                                                   ----------------------
                                                                            2005           2004           2003
                                                                            ----           ----           ----
Ceded loss and loss adjusting expense recoverable
   Ceded case loss and loss adjusting expense reserves recoverable       $3,979,081     $1,819,011     $3,155,229
   Ceded IBNR reserves recoverable                                       21,700,000     18,300,000     16,100,000
                                                                         ----------     ----------     ----------
     Total ceded loss and loss adjusting expense reserves recoverable   $25,679,081    $20,119,011    $19,255,229
                                                                         ==========     ==========     ==========


The effect of ceded reinsurance on results of operations is as follows:
                                                                                   Year ended December 31
                                                                                   ----------------------
                                                                            2005           2004           2003
                                                                            ----           ----           ----
Earned ceded premium
   Excess of loss treaty premium                                        $13,448,281    $17,210,476    $15,601,702
   Catastrophe treaty premium                                               833,529        633,329        812,909
   Other                                                                    (46,966)       (59,565)       233,409
                                                                         ----------     ----------     ----------
     Total earned ceded premium                                          14,234,844     17,784,240     16,648,020
Ceding commission                                                         4,647,748      6,031,987      5,429,330
                                                                          ---------     ----------     ----------
     Earned ceded premium, net of ceding commission                      $9,587,096    $11,752,253    $11,218,690
                                                                          =========     ==========     ==========

Ceded losses and loss adjustment expenses incurred*
   Ceded paid losses and loss adjustment expenses                        $6,828,051     $5,121,775     $9,369,472
   Change in ceded case loss reserves                                     2,160,070     (1,336,218)    (2,453,110)
   Change in ceded IBNR reserves                                          3,400,000      2,200,000        400,000
                                                                         ----------      ---------      ---------
     Total ceded losses incurred                                        $12,388,121     $5,985,557     $7,316,362
                                                                         ==========      =========      =========

*There were no catastrophe losses incurred for any of the years presented.


The effect of ceded reinsurance on cash flow is as follows:
                                                                                   Year ended December 31
                                                                                   ----------------------
                                                                            2005           2004            2003
                                                                            ----           ----            ----
Changes in reinsurance recoverable from Statement of Cash Flows         $(7,253,268)     $(259,330)    $4,235,194
                                                                          =========        =======      =========


The Company's reinsurance strategy is to reduce volatility in its expected loss and loss adjustment expense results by protecting the Company against liabilities in excess of certain retentions, including major or catastrophic losses that may occur from any one or more of the property and/or casualty risks which it insures. On an annual basis, or sooner if warranted, the Company evaluates whether any changes to its retention, participation, or retained limits are necessary. The most significant change to the Company's reinsurance program during the three years ended December 31, 2005, was increasing its catastrophic reinsurance in 2005 from $15 million to $35 million.

The Company currently only writes business in the state of California. The types of businesses and the coverage limits written by the Company are not considered difficult lines for obtaining reinsurance. In addition, because the major catastrophe exposure is primarily from riots and fire following earthquakes, the Company does not anticipate significant limitations on its ability to cede future losses on a basis consistent with its historical results.


                                   * * * * * *


In connection with our response to the Staff's comments, the Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned at (818) 591-9800


Sincerely,


/s/ Lester A. Aaron
-------------------
Lester A. Aaron
Chief Financial Officer
Unico American Corporation